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Exhibit 12.1

Calculation of Earnings to Fixed Charges

	Year Ended December 31,						Nine Months Ended September 30, 2005
	1999	2000	2001	2002	2003	2004
Fixed Charges	$1,941	$1,897	$1,507	$1,619	$4,438	$16,209	$17,192
Earnings
Add:
(a) Pre-tax income from continuing operations	$4,302	$14,474	$4,210	$4,486	$4,759	$10,026	$5,547
(b) Fixed charges	1,941	1,897	1,507	1,619	4,438	16,209	17,192
(c) Amortization of capitalized interest	—	—	—	—	—	2	25
(d) Distributed income of equity investees	—	—	—	—	—	—	—
(e) Share of pre-tax losses of equity investees	—	—	—	—	—	—	—
Subtract:
(a) Interest capitalized	—	—	—	—	—	(793)	(1,324)
(b) Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—
(c) Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—	—
Equals Earnings	$6,243	$16,371	$5,717	$6,105	$9,197	$25,444	$21,440

Ratio	3.22	8.63	3.79	3.77	2.07	1.57	1.25

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Calculation of Earnings to Fixed Charges